                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                         Commission File Number 0-27556

                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
              [ ] Form 10-D  [ ] Form N-SAR  [ ] Form N-CSR

                        For Period Ended: March 31, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________

Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION

YouthStream Media Networks, Inc.
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Full name of registrant

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Former name if applicable

244 Madison Avenue, PMB 358
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Address of principal executive office (Street and number)

New York, New York 10016
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City, state and zip code

                                    PART II
                            RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
     Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D,
N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has incurred a delay in assembling the information required to be included in its March 31, 2005 Form 10-QSB Quarterly Report due to its recent acquisition of a new business. The Company expects to file its March 31, 2005
Form 10-QSB Quarterly Report with the Securities and Exchange Commission by May
20, 2005.

                                    PART IV
                               OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

       ROBERT N. WEINGARTEN                (212)             883-0083
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              (Name)                    (Area code)     (Telephone number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended March 31, 2005, the Company acquired an 80.01%
equity interest in KES Acquisition Company, LLC, the owner and operator of
Kentucky Electric Steel, a steel mini-mill located in Ashland, Kentucky.
Accordingly, the Company's consolidated financial statements for the three months ended March 31, 2005 will include the operations of the steel mini-mill for the month of March 2005.

                     YOUTHSTREAM MEDIA NETWORKS, INC.
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2005                       By: /s/ ROBERT N. WEINGARTEN
                                         ---------------------------
                                         Robert N. Weingarten
                                         Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to dfficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
Regulation S-T.